Teva Pharmaceutical Industries Ltd.                                         Web Site: www.tevapharm.com

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Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

Bill Fletcher

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-8800

Dorit Meltzer

Director, Investor Relations

Teva Pharmaceutical Industries Ltd.

(011) 972-3-926-7554

TEVA ANNOUNCES ENGLISH COURT OF APPEAL UPHOLDS LOWER COURT RULING TO REVOKE TWO FOSAMAX® PATENTS

Jerusalem, Israel, November 6, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the English Court of Appeal unanimously affirmed the decision of the English Patents Court and ruled in favor of Teva and two other companies that two Merck patents, relating to Fosamax® are invalid.

One of the patents relates to pharmaceuticals containing the active ingredient of Merck`s Fosamax® and the second patent relates to its once weekly administration.

Alendronate Sodium Tablets are the generic equivalent of Merck`s Fosamax® Tablets.  The product is indicated for the treatment and prevention of osteoporosis and the treatment of Paget`s disease.

Annual branded sales of Fosamax® in the U.K. are approximately £ 55 million.

Our application for regulatory approval is under review and we will launch this product only after receiving the required authorizations, which we do not expect before late 2004.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.